------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                    FORM T-3
              FOR APPLICATION FOR QUALIFICATION OF INDENTURE UNDER
                         THE TRUST INDENTURE ACT OF 1939



                               INAMED CORPORATION
--------------------------------------------------------------------------------
                               (NAME OF APPLICANT)


        3800 Howard Hughes Boulevard, Suite 900, Las Vegas, Nevada 89109
--------------------------------------------------------------------------------
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)



SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED


            TITLE OF CLASS                                 AMOUNT

Senior Subordinated Secured Notes due                      $19,605,715
1999


Approximate date of proposed public offering: NOVEMBER 5, 1998

Name and Address of Agent for Service: Ilan K. Reich, INAMED Corporation, 3800 Howard Hughes Parkway, Suite 900, Las Vegas, Nevada 89101.

The applicant hereby amendes this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of a further amendment which specifically states that it shall supersede this application, or (ii) such date as the Commission, acting pursuant to Section 307(c) of the Act, may determine upon the written request of the applicant.

                                     GENERAL

1.       GENERAL INFORMATION. Furnish the following as to the applicant:

(a)      Form of organization: A corporation.

(b)      State or other sovereign power under the laws of which organized:
         Florida

2.  SECURITIES ACT EXEMPTION APPLICABLE.

         Inamed Corporation (the "Company"), a Florida corporation, is relying upon the exemption from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"), provided by Section 3(a)(9) thereunder, in connection with the Company's exchange offer as described herein (the "Exchange Offer"). The Exchange Offer is being made by the Company pursuant to its Securities Exchange Agreement dated October 7, 1998 ("Exchange Agreement") and the related documentation, and consists of an offer to exchange for all of its issued and outstanding 11% Secured Convertible Notes due January 1999 (the "Old Notes") (i) the Company's 11% Senior Subordinated Secured Notes due March 31, 1999 or, at the option of the Company as provided therein, September 1, 2000 (the "Notes"), (ii) warrants to acquire up to 3,671,616 shares of the Company's common stock with an exercise price of $5.50 per share and (iii) warrants to acquire up to 500,000 shares of the Company's common stock with an exercise price of $7.50 per share (together with the warrants described in clause (ii), the "Warrants").

         There have not been any sales of securities of the same series as the Notes or the Old Notes by the Company, nor are there any such other sales planned by or through an underwriter at or about the same time as the Exchange Offer.

         No consideration has been or is to be given to any person in connection with the Exchange Offer.

         There are no cash payments made or to be made by any holder of the outstanding Old Notes in connection with the Exchange Offer

                                  AFFILIATIONS

3. AFFILIATES. Furnish a list or diagram of all affiliates of the applicant and indicate the respective percentages of voting securities or other bases of control.

The following is a list of direct subsidiaries of the Company. The Company has no indirect subsidiaries. Other than as set forth below, the Company has no other affiliates. The Company owns 100% of the voting stock of each of the subsidiaries listed.

Biodermis Corporation
Biodermis Ltd.
BioEnterics Corporation
BioEnterics, Latin America SA de CV
BioEnterics, Ltd.
Bioplexus Corporation
Bioplexus Ltd.
Chamfield Ltd.
CUI Corporation
Flowmatrix Corporation
Inamed Development Company
Inamed do Brasil Ltda.
Inamed Japan
IMG Japan Inc.
McGhan Ltd.
McGhan Medical Asia Pacific Ltd.
McGhan Medical Benelux B.V.
McGhan Medical Benelux B.V.B.A.
McGhan Medical B.V.
McGhan Medical Corporation
McGhan Medical GmbH
McGhan Medical Ltd.
McGhan Medical Mexico, SA de CV
McGhan Medical S.A.
McGhan Medical S.A.R.L.
McGhan Medical S.R.L.
Medisyn Technologies Corp.
Medisyn Technologies Ltd.

                             MANAGEMENT AND CONTROL

4. DIRECTORS AND EXECUTIVE OFFICERS. List the names and complete mailing addresses of all directors and executive officers of the applicant and all persons chosen to become directors and executive officers. Indicate all offices with the applicant held or to be held by each person named.

     The names of the directors and executive officers of the Company are set forth below. Unless otherwise set forth, the mailing address of each of the directors and executive officers is: 3800 Howard Hughes Parkway, Suite 900, Las Vegas, Nevada 89101.


           NAME                                  TITLE

Richard G. Babbitt                   Chairman of the Board, President and Chief
                                     Executive Officer

Ilan K. Reich                        Executive Vice President and Director

Tom K. Larson, Jr.                   Vice President, Finance and Administration,
                                     Chief Financial Officer

Jeffrey J. Barber                    Executive Vice President

Harrison E. Bull, Esq.(1)            Director

Jim J. McGhan(2)                     Director

Richard Wm. Talley(3)                Director

John E. Williams, M.D.(4)            Director


(1) The address for Mr. Bull is c/o Bull, Cohn and Associates, 1836 State Street, Santa Barbara, California 93101.
(2) The address for Mr. McGhan is 1865 Meiners Road, Ojai, California 93023.
(3) The address for Mr. Talley is c/o Talley, King & Co., Inc. 19200 Von Karman, Suite 850, Irvine, California 92612.
(4) The address for Dr. Williams is Post Office Box 5509, Palm Springs, California 92263.

5. PRINCIPAL OWNERS OF VOTING SECURITIES. Furnish the following information as to each person owning 10 percent or more of the voting securities of the applicant.

     The following table sets forth certain information, as of October 9, 1998, with respect to the beneficial ownership of the outstanding shares of common stock of the Company held by each person or entity who, insofar as the Company has been able to ascertain, beneficially owned more than ten percent of the outstanding common stock of the Company. Unless otherwise indicated in the footnotes following the table and subject to community property laws where applicable, the person(s) as to whom the information is given had sole voting and investment power over the shares of common stock shown as beneficially owned.

                                                                                        PERCENTAGE OF
                                              TITLE OF                                     VOTING
NAME AND COMPLETE MAILING                      CLASS                                      SECURITIES
ADDRESS                                        OWNED               AMOUNT OWNED            OWNED(1)

10% HOLDERS

Appaloosa Management LP                        Common              5,172,867(2)              32.8%
26 Main Street                                 Stock
Chatham, New Jersey  07928

Donald K. McGhan                               Common              2,189,668(3)              19.16%
3800 Howard Hughes Parkway                     Stock
Suite 1800
Las Vegas, Nevada 89109

Oracle Partners, L.P.                          Common              1,195,891(4)               9.53%
712 Fifth Avenue, 45th Floor                   Stock
New York, New York 10019

-------------------------
(1) The percentages are calculated on the basis of the amount of outstanding securities, plus securities underlying each holder's options, warrants and securities convertible into Common Stock which have been issued and are exercisable within 60 days hereof.
(2) Includes 2,660,344 shares of which Appaloosa Management, L.P. has beneficial ownership by reason of the ownership of $14,205,714 aggregate principal amount of the Company's Old Notes. Also includes 1,098,214 shares of Common Stock issuable upon exercise of warrants to purchase Common Stock at $7.50 per share and 579,510 shares of Common Stock issuable upon exercise of warrants to purchase Common Stock at $6.50 per share. In the event Appaloosa Management L.P. participates in the Exchange Offer, its Old Notes will be exchanged for Notes, together with Warrants to acquire an aggregate of 3,022,628 shares of Common Stock.
(3) Includes 207,310 shares of Common Stock owned by Shirley M. McGhan, the wife of Donald K. McGhan, to which Mr. McGhan disclaims beneficial ownership; 107,985 shares owned by a corporation of which Mr. McGhan is the chairman; 8,036 shares owned by a limited partnership of which Mr. McGhan is the general partner; and 173,453 shares owned by a limited liability corporation of which Mr. McGhan is the managing member. Also includes 8,571 shares of Common Stock issuable upon exercise of warrants to purchase Common Stock at $7.50 per share. Does not include a four-year warrant to purchase 260,000 shares of Common Stock which is not exercisable if and to the extent that it would result in Mr. McGhan and his affiliates becoming the beneficial owners of more than 20% of the outstanding Common Stock at that time. Pursuant to a letter agreement dated July 8, 1998, Mr. McGhan agreed for a five-year period to comply with various traditional "standstill" provisions, including, among others, to vote all of the Common Stock owned by him in proportion to the votes (or abstentions) of all other stockholders on any matter submitted to a vote or consent of stockholders, except for a vote on any proposed business combination, recapitalization or other similar transaction.
(4) Includes 749,091 shares of which Oracle Partners L.P. has beneficial ownership by reason of the ownership of $4,000,000 aggregate principal amount of the Company's Old Notes. Also includes 375,000 shares of Common Stock issuable upon exercise of warrants to purchase Common Stock at $7.50 per share. In the event Oracle Partners L.P. participates in the Exchange Offer, its Old Notes will be exchanged for Notes, together with Warrants to acquire an aggregate of 851,102 shares of Common Stock.

                                  UNDERWRITERS

6. UNDERWRITERS. Give the name and complete mailing address of (a) each person who, within three years prior to the date of filing the application, acted as an underwriter of any securities of the obligor which were outstanding on the date of filing the application, and (b) each proposed principal underwriter of the securities proposed to be offered. As to each person specified in (a), give the title of each class of securities underwritten.

(a) There have been no underwriters of any securities of the obligor which were outstanding on the date of filing the application within the last three years.
(b) There are no underwriters of the securities proposed to be offered in the Exchange Offer.

                               CAPITAL SECURITIES

7. CAPITALIZATION. (a) Furnish the following information as to each authorized class of securities of the applicant.

(i) Equity Securities as of October 9, 1998:


TITLE OF CLASS                 AMOUNT AUTHORIZED         AMOUNT OUTSTANDING

Common Stock, $.01 par         20,000,000                11,420,363
value


(ii) Debt Securities (after giving effect to the Exchange Offer assuming 100% participation)

TITLE OF CLASS                  AMOUNT AUTHORIZED        AMOUNT OUTSTANDING

Senior Subordinated Secured     19,605,715               19,605,715
Notes due March 31, 1999,
or, at the option of the
Company as provided
therein, September 1, 2000

11% Secured Convertible        $35,000,000               0
Notes due January, 1999

10% Senior Secured Notes       $8,000,000                $8,000,000
due March 31, 1999 or, at
the option of the Company
as provided therein,
September 1, 2000

(b) Give a brief outline of the voting rights of each class of voting securities referred to in paragraph (a) above.

         With respect to the voting rights of the common stock of the Company, each holder of a share of such common stock is entitled to one vote on all matters on which such stockholders are entitled to vote.



                              INDENTURE SECURITIES

8. ANALYSIS OF INDENTURE PROVISIONS. Insert at this point the analysis of indenture provisions required under Section 305(a)(2) of the Trust Indenture Act of 1939, as amended.

     For purposes of this Section 8, the "Indenture" shall refer to the Indenture pursuant to which the Notes shall be issued, among the Company and Santa Barbara Bank & Trust, as Trustee (the "Trustee"). Other capitalized but otherwise undefined terms shall have the meanings ascribed thereto in the Indenture.

(a) EVENTS OF DEFAULT

                  An Event of Default with respect to the Notes under the Indenture include any one of the following events (whatever the reason for such Event of Default and whether it shall be voluntary or involuntary or be effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body):

         (a) default in the payment of any interest upon any Note when it becomes due and payable, and continuance of such default for a period of 5 days; or

         (b) default in the payment of any principal of any Note when it becomes due and payable; or

         (c) default in the performance of any agreement or covenant in, or provision of, the Indenture, the Notes, or the other documents executed and delivered in connection with the Indenture (including any Transaction Document) and to which the Company or any of its Subsidiaries is a party (other than a covenant or a default in whose performance is elsewhere in this Section specifically dealt with), which default continues for 5 days following the Company's receipt of notice (or, if the Company fails to provide notice pursuant to the Indenture, such default shall be immediate), or any representation or warranty made in any document executed and delivered in connection with the Indenture (including any Transaction

Document) was false in any material respect on the date as of which made or deemed made; or

         (d) a default under any mortgage, indenture, instrument or agreement other than under clause (c) above under which there may be issued or by which there may be secured or evidenced any Indebtedness of any Credit Party, whether such Indebtedness now exists or shall be created hereafter, if the holder or holders of at least $500,000 in principal amount of such Indebtedness cause such $500,000 (or more) of principal amount of Indebtedness to become due and payable prior to its stated maturity; or

         (e) other than the Class Action Settlement Agreement, a final judgment or judgments for the payment of money are entered by a court or courts of competent jurisdiction against any Credit Party and such remains undischarged for a period (during which execution shall not effectively be stayed) of 90 days, provided that the aggregate of all such judgments that are not covered by insurance under which the Company is a beneficiary exceeds $1,000,000, or the Trustee shall determine that any regulatory body having jurisdiction over any Credit Party including, without limitation, the SEC, shall have taken or proposed to take any action that the Trustee believes would have a Material Adverse Effect on the Company or the Holders' security interest in the Collateral; or

         (f) any Credit Party (i) is generally not paying, or admits in writing its inability to pay, its debts as they become due, (ii) files, or consents by answer or otherwise to the filing against it of, a petition for relief or reorganization or arrangement or any other petition in bankruptcy, for liquidation or to take advantage of any bankruptcy, insolvency, reorganization, moratorium or other similar law of any jurisdiction, (iii) makes an assignment for the benefit of its creditors, (iv) consents to the appointment of a custodian, receiver, trustee or other officer with similar powers with respect to it or with respect to any substantial part of its property, (v) is adjudicated as insolvent or to be liquidated, or (vi) takes corporate action for the purpose of any of the foregoing; or

         (g) a court or governmental authority of competent jurisdiction enters an order appointing, without consent by any Credit Party, a custodian, receiver, trustee or other officer with similar powers with respect to it or with respect to any substantial part of its property, or constituting an order for relief or approving a petition for relief or reorganization or any other petition in bankruptcy or for liquidation or to take advantage of any bankruptcy or insolvency law of any jurisdiction, or ordering the dissolution, winding-up or liquidation of any Credit Party, or any such petition shall be filed against any Credit Party and such petition shall not be dismissed within 60 days; or

         (h) a court of competent jurisdiction enters a final judgment holding any of the documents delivered in connection with the Indenture (including any Transaction Document) to be invalid or unenforceable and such judgment remains unstayed and in effect for a period of 20 consecutive days; or any Credit Party shall assert, in any pleading filed in such a court, that any of the documents delivered in connection with the Indenture are invalid or unenforceable; or

         (i) any provision of any Transaction Document shall for any reason cease to be valid, binding and enforceable in accordance with its terms (or any Credit Party shall challenge the enforceability of any Transaction Document or shall assert in writing, or engage in any action or inaction based on any such assertion, that any provision of any of the Transaction Documents has ceased to be or otherwise is not valid, binding and enforceable in accordance with its terms), or any security interest created under any Transaction Document shall cease to be a valid and perfected security interest or Lien in any of the Collateral purported to be covered thereby; or

         (j) any Credit Party defaults in the payment of any amounts in excess of $25,000 due pursuant to the terms of any document executed and delivered by the Company or such Subsidiary in connection with the Indenture (other than payments elsewhere in this Section specifically dealt with).

                  If any Event of Default shall have occurred and be continuing, the Holders of at least a majority in principal amount of then Outstanding Notes may, by notice to the Company, declare the entire unpaid principal amount of the Notes, plus all accrued and unpaid interest thereon to be immediately due and payable, and upon such declaration all of such amount shall be immediately due and payable, in each and every case without presentment, demand, protest or further notice, all of which are hereby waived, anything in the Notes or in the Indenture to the contrary notwithstanding; provided that if an Event of Default under certain clauses of the Indenture shall have occurred, the entire unpaid principal amount of the Notes, plus all accrued and unpaid interest thereon shall immediately become due and payable, without any declaration and without presentment, demand, protest or further notice, all of which are hereby waived, anything in the Notes or the Indenture to the contrary notwithstanding.

                  If an Event of Default occurs and is continuing, the Trustee may pursue any available remedy to collect the payment of principal or interest on the Notes or to enforce the performance of any provision of the Notes, the Guarantee and Security Agreements, the Indenture or the other Documents, or to realize upon any Collateral. The Trustee may maintain a proceeding even if it does not possess any of the Notes or does not produce any of them in the proceeding.

                  The Holders of a majority in principal amount of Outstanding Notes by notice to the Trustee may waive an existing Default or Event of Default and its consequences except a continuing Default or Event of Default in the payment of the principal of or interest on any Note or in respect of a covenant or provision of the Indenture that cannot be modified or amended without the consent of all Holders. Upon such waiver, such default shall cease to exist, and any Event of Default arising therefrom shall be deemed to have been cured, for every purpose of the Indenture; but no such waiver shall extend to any subsequent or other default or impair any right consequent thereon.


(b) AUTHENTICATION AND DELIVERY OF THE NOTES AND APPLICATION OF
PROCEEDS

                  The Notes shall be executed on behalf of the Company by its Chairman of the Board, its President, its Chief Executive Officer or one of its Vice Presidents, under its corporate seal reproduced thereon attested by its Secretary or one of its Assistant Secretaries. The signature of any of these officers on the Notes may be manual or facsimile. Notes bearing the manual or facsimile signatures of individuals who were at any time the proper officers of the Company shall bind the Company, notwithstanding that such individuals or any of them have ceased to hold such offices prior to the authentication and delivery of such Notes or did not hold such offices at the date of such Notes. At any time and from time to time after the execution and delivery of the Indenture, the Company may deliver Notes executed by the Company to the Trustee for authentication, together with a Company Order for the authentication and delivery of such Notes; and the Trustee in accordance with such Company Order shall authenticate and deliver such Notes as in the Indenture provided and not otherwise. No Note shall be entitled to any benefit under the Indenture or be valid or obligatory for any purpose unless there appears on such Note a certificate of authentication substantially in the form provided for herein executed by the Trustee by manual signature, and such certificate upon any Note shall be conclusive evidence, and the only evidence, that such Note has been duly authenticated and delivered hereunder.

(c) RELEASE OF PROPERTY SUBJECT TO LIEN

                  The holders of at least 66-2/3% in principal amount of outstanding Notes may release any portion of the Collateral (as defined in the Indenture), whether constituting less than or all or substantially all of the Collateral, from the liens granted pursuant to the Indenture, unless the Indenture previously has been qualified under the Trust Indenture Act and the Trust Indenture Act prohibits such a release. It is the intent of the parties that any release of Collateral consented to by the Holders of at least 66-2/3% in principal amount of Outstanding Notes shall not be in contravention of the provisions of the Indenture within the meaning of Section 314(d) of the Trust Indenture Act in the event it is applicable to the Indenture.

                  Upon receipt of a request from the holders of the Notes or the request of the Trustee, the Trustee shall execute and deliver, within five Business Days from the receipt of such request, any instruments deemed by the Company or a guarantor to be necessary or appropriate to release all or a part of the Collateral from the lien of the Indenture. Any such request shall request the Trustee to execute one or more specifically described release instruments (which release instruments shall accompany such request) and shall certify that no default or event of default has occurred and is continuing and such request shall also certify that  one of the  following  conditions  set  forth  below,  and  certain  other provisions set forth in the Indenture, if applicable, have been, or simultaneously with or immediately following the release will be, fulfilled:

                           (i)      the Trustee has released such Collateral;

                           (ii)     there is a deposit of Cash Collateral;

                           (iii) the  Collateral  to be  released  is  insurance
                  proceeds and such Collateral is used for repair, replacement or deposit as Cash Collateral ; or

                           (iv) the Company  represents  in the request that the
                  Collateral to be released is to be released in connection with repayment of all Outstanding Notes or defeasance of the Indenture pursuant to the provisions of the Indenture.

                  In the event and so long as the Indenture is qualified under the Trust Indenture Act, as a condition to any release of Collateral, the Company shall deliver to the Trustee any certificate or opinion required by Trust Indenture Act Sections 314(c)(3) or 314(d) dated as of a date not more than 60 days prior to the date of substitution or release. In the case of the repayment of all Outstanding Notes or defeasance of the Indenture pursuant to the provisions of the Indenture, such certificate or opinion shall state that all of the Notes then Outstanding are to be repaid and that all of the Collateral is to be released on or after the date of payment or the deposit of funds or other property in accordance with the defeasance provisions of the Indenture.

                  Any release of Collateral made in compliance with the provisions of the Indenture shall be deemed not to impair the Lien of the Indenture and the Collateral Documentation in contravention of the provisions of the Indenture.

(d) SATISFACTION AND DISCHARGE

                  The Indenture shall cease to be of further effect (except as to any surviving rights of registration of transfer or exchange of the Notes as expressly provided for), and the Trustee, on demand of and at the expense of the Company, shall execute proper instruments acknowledging satisfaction and discharge of the Indenture, when (1) either (A) all Notes theretofore authenticated and delivered (other than (i) Notes which have been mutilated, destroyed, lost or stolen and which have been replaced or paid as provided in the Indenture and (ii) Notes for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust, pursuant to the terms of the Indenture) have been delivered to the Trustee for cancellation; or (B) all such Notes not theretofore delivered to the Trustee for cancellation (i) have become due and payable, or (ii) will become due and payable at their Stated Maturity within one year, and the Company, in the case of (i) or (ii) above, has deposited or caused to be deposited with the Trustee as trust funds in trust for the purpose an amount sufficient to pay and discharge the entire indebtedness on such Notes not theretofore delivered to the Trustee for cancellation, for principal and interest to the date of such deposit (in the case of Notes which have become due and payable) or to the Stated Maturity; (2) the Company has paid or caused to be paid all other sums payable hereunder by the Company; and (3) the Company has delivered to the Trustee an officers' certificate and an opinion of counsel, each stating that all conditions precedent relating to the satisfaction and discharge of the Indenture have been complied with.

(e) EVIDENCE OF COMPLIANCE WITH CONDITIONS AND COVENANTS

         The Company will deliver to the Trustee, within forty-five days after the end of the four quarters of the Company's fiscal year and within ninety days after the end of the Company's fiscal year, an Officers' Certificate setting forth computations in reasonable detail showing, as at the end of such quarter or fiscal year, as the case may be, the Company's compliance with the conditions and covenants under the Indenture and (ii) within 45 days after the end of each fiscal quarter, an Officers' Certificate stating that as of the date of such certificate, based upon such examination or investigation and review of the Indenture, as in the opinion of such signer is necessary to enable the signer to express an informed opinion with respect thereto, to the best knowledge of such signer, the Company has kept, observed, performed and fulfilled each and every covenant contained in the Indenture, and is not in default in the performance or observance of any of the terms, provisions and conditions thereof, and to the best of such signer's knowledge, no default or event of default exists or has existed during such period or, if a default or event of default shall exist or have existed, specifying all such defaults, and the nature and period of existence thereof, and what action the Company has taken, is taking or proposes to take with respect thereto.

9. OTHER OBLIGORS. Give the name and complete mailing address of any person, other than the applicant, who is an obligor upon the indenture securities.

1.       BioEnterics Corporation
         1035 Cindy Lane
         Carpenteria, CA 93013

2.       CUI Corporation
         6440 Via Real
         Carpenteria, CA 93013

3.       Flowmatrix Corporation
         1160 Mark Avenue
         Carpenteria, CA 93013

4.       Inamed Development Company
         1035 Cindy Lane

         Carpenteria, CA 93013

5.       McGhan Medical Corporation
         460 Ward Drive
         Santa Barbara, CA 93111

6.       BioEnterics,  Latin  America  SA de CV
         Carretera  Picacho  Ajusco  #40
         Despacho 701-702
         Col. Jardines en la Montana
         Mexico 14210 D.F.

7.       Chamfield Ltd.
         Kilbride Industrial Estates
         Arklow, County Wicklow
         Ireland

8.       McGhan Ltd.
         Kilbride Industrial Estates
         Arklow, County Wicklow
         Ireland

9.       McGhan Medical Asia Pacific Ltd.
         36a Pagoda Street
         Singapore 059859

10.      McGhan Medical Benelux B.V.
         Takkebijsters 15f
         4817 BL BREDA
         The Netherlands

11.      McGhan Medical Benelux B.V.B.A.
         c/o BDO CampsObers
         Heerbaan 250
         4817 NL Breda
         The Netherlands

12.      McGhan Medical B.V.
         c/o BDO CampsObers
         Heerbaan 250
         4817 NL Breda
         The Netherlands

13.      McGhan Medical GmbH

         Jacobstrasse 3-5
         40211 Dusseldorf
         Germany

14.      McGhan Medical Ltd.
         Unit 4 Forest Court
         Fishponds Estate, Fishponds Road
         Workingham Berkshire, RG41, 2QJ
         United Kingdom

15.      McGhan  Medical  Mexico,  SA de CV
         Av. Picacho Ajusco 130-701
         Col. Jardines en la Montana C.P.
         14210
         Mexico, D.F.

16.      McGhan Medical S.A.
         Bergueda 1, A-2, Edificio Muntadas
         08820 Prat LLOB
         Barcelona, Spain

17.      McGhan  Medical  S.A.R.L.
         77-81 bd de la  Republique
         92250 La Garenne Colombes
         France

18.      McGhan Medical S.R.L.
         Via Dietro Filipini, 24
         37121 Verona
         Italy

19.      Inamed do Brasil Ltda.
         c/o Martins E. Salvia Advogados
         Rua Campus Bicudo, 98-9 Andar-Itiam
         04536-010 - Sao Paulo-SP
         Brazil

                    CONTENTS OF APPLICATION FOR QUALIFICATION

         This application for qualification comprises:

(a) Pages numbered 1 to 17, consecutively;

(b) The statement of eligibility and qualification of the Trustee under the Indenture to be qualified (on Form T-1)(to be filed by amendment);

(c) The following exhibits, in addition to those filed as a part of the statement of eligibility and qualification of the trustee:

         (i)  Exhibit T3A      --      Articles of  Incorporation  (Incorporated
                                       herein by reference to Exhibit 3.1 of the
                                       Company's  Financial  Report on Form 10-K
                                       for the  year  ended  December  31,  1995
                                       (Commission File No. 0-7101)

         (ii) Exhibit T3B      --      Bylaws  (Incorporated herein by reference
                                       to Exhibit 3.2 of the Company's Financial
                                       Report  on Form  10-K for the year  ended
                                       December  3,1 995  (Commission  File  No.
                                       0-7101)

         (iii) Exhibit T3C     --      Indenture  between  the Company and Santa
                                       Barbara Bank and Trust, as trustee.

         (iv)  Exhibit T3D     --      Not applicable.

         (v)   Exhibit T3E.1   --      Securities   Exchange  Agreement  by  and
                                       between   Inamed   Corporation   and  the
                                       Securityholders  signatory  thereto dated
                                       October 7, 1998.

         (vi)  Exhibit T3E.2   --      Form of Subordinated Security Agreement

        (vii)  Exhibit T3E.3   --      Form  of   Subordinated   Guarantee   and
                                       Security Agreement

        (viii) Exhibit T3E.4   --      Form of Subordinated Guarantee Agreement

         (ix)  Exhibit T3E.5   --      Form of Security

          (x)  Exhibit T3E.6   --      Form of Exchange Warrant

         (xi)  Exhibit T3E.7   --      Form of Warrant

        (xii)  Exhibit T3E.8   --      Form of Registration Rights Agreement

       (xiii)  Exhibit T3F     --      Cross-Reference Sheet

                                    SIGNATURE

         Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, INAMED Corporation, a corporation organized and existing under the laws of Florida, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of New York on October 14, 1998.


(SEAL)

                                        INAMED CORPORATION


                                        /s/ Ilan K. Reich
                                        ----------------------------------------
                                        Name:  Ilan K. Reich
                                        Title: Executive Vice President


ATTEST


/s/ Carol Brennan
-----------------------------
Name:  Carol Brennan
Title: Secretary

                                  EXHIBIT INDEX



         (i)  Exhibit T3A       --     Articles of  Incorporation  (Incorporated
                                       herein by reference to Exhibit 3.1 of the
                                       Company's  Financial  Report on Form 10-K
                                       for the  year  ended  December  31,  1995
                                       (Commission File No. 0-7101)

         (ii) Exhibit T3B       --     Bylaws  (Incorporated herein by reference
                                       to Exhibit 3.2 of the Company's Financial
                                       Report  on Form  10-K for the year  ended
                                       December  3,1 995  (Commission  File  No.
                                       0-7101)

        (iii) Exhibit T3C       --     Indenture  between  the Company and Santa
                                       Barbara Bank and Trust, as trustee.

         (iv) Exhibit T3D       --     Not applicable.

         (v)   Exhibit T3E.1   --      Securities   Exchange  Agreement  by  and
                                       between   Inamed   Corporation   and  the
                                       Securityholders  signatory  thereto dated
                                       October 7, 1998.

         (vi)  Exhibit T3E.2   --      Form of Subordinated Security Agreement

        (vii)  Exhibit T3E.3   --      Form  of   Subordinated   Guarantee   and
                                       Security Agreement

        (viii) Exhibit T3E.4   --      Form of Subordinated Guarantee Agreement

         (ix)  Exhibit T3E.5   --      Form of Security

          (x)  Exhibit T3E.6   --      Form of Exchange Warrant

         (xi)  Exhibit T3E.7   --      Form of Warrant

        (xii)  Exhibit T3E.8   --      Form of Registration Rights Agreement

       (xiii)  Exhibit T3F     --      Cross-Reference Sheet